Piedmont Natural Gas Company, Inc.					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
For Two Months Ended December 31, 2016 and Fiscal Years Ended October 31, 2012 through 2016

The ratio of earnings to fixed changes is calculated using the Securities and Exchange Commission guidelines.

	Two Months Ended	Years Ended October 31,
(in millions)	December 31, 2016	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$84.1	$288.9	$192.8	$205.9	$194.3	$174.1
Fixed charges	15.1	84.4	81.3	72.6	59.8	49.2
Distributed income of equity investees	1.1	25.8	24.9	24.8	22.1	19.5
Total earnings	$100.3	$399.1	$299.0	$303.3	$276.2	$242.8

Fixed Charges:
Interest on debt, including capitalized portions	14.9	$83.1	$79.9	$71.3	$58.3	$47.8
Estimate of interest within rental expense	0.2	1.3	1.4	1.3	1.5	1.4
Total fixed charges	$15.1	$84.4	$81.3	$72.6	$59.8	$49.2
Ratio of earnings to fixed charges	6.6	4.7	3.7	4.2	4.6	4.9